FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of January 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on January 10, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the annual management policy.

2.	News release issued on January 10, 2007, by the registrant, announcing Panasonic and Toray to build the world’s largest plasma TV plant with a capacity of one million units per month.

3.	News release issued on January 18, 2007, by the registrant, announcing the repurchase of a portion of its own shares.

4.	News release issued on February 1, 2007, by the registrant, announcing consolidated financial results for the fiscal 2007 third quarter, ended December 31, 2006.

5.	Supplemental consolidated financial data for the fiscal 2007 third quarter, ended December 31, 2006.

6.	News release issued on February 1, 2007, by the registrant, announcing that its Board of Directors resolved to repurchase its own shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: February 9, 2007

January 10, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Announces Annual Management Policy

- Rise to the Challenge! -

Osaka, Japan (January 10, 2007) - Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced its management policy for fiscal year ending March 31, 2008 (fiscal 2008). With the Company’s three-year Leap Ahead 21 business plan ending March 31, 2007, President Fumio Ohtsubo revealed a new mid-term business plan to make another leap toward March 2010. Under the plan, Matsushita will enter a new phase for further growth as follows:

1. Reviewing the Leap Ahead 21 Plan

A. Goals aimed under the Leap Ahead 21 plan

Under the plan, to survive the global competition, Matsushita has implemented various initiatives since fiscal 2005. Specifically, the plan aimed to achieve an operating profit to sales ratio of 5% or more and a positive Capital Cost Management (CCM*) index, on a consolidated basis. The Company has made steady progress toward these goals.

*CCM is an indicator created by Matsushita to evaluate return on capital. A positive CCM indicates that the return on invested capital meets the minimum return expected by capital markets.

B. Achievements under the Leap Ahead 21 plan

A lean and agile management style became firmly in place. For example, Matsushita reduced its consolidated total assets by 460 billion yen, from the beginning of the Leap Ahead 21 plan to September 30, 2006, by reducing factory inventories with the introduction of Next Cell Production System, as well as accelerating IT innovation. The Company also implemented Cost Busters Project to reduce costs by about 220 billion yen over the three fiscal years.

To improve its competitiveness, Matsushita endeavored to strengthen products, especially V-products, as strong business pillars and improved its market share.

Collaboration with Matsushita Electric Works, Ltd. (MEW), which became a majority-owned subsidiary in April 2004, created synergies, including development of Collaboration V-products in home appliances and building products. This collaboration contributed to a sales increase of more than 100 billion yen during the two fiscal years.

Under the plan, Matsushita implemented measures to enhance shareholder value, including the ESV (Enhancement of Shareholder Value) Plan, repurchases of its own shares and significant increases in dividends. These measures focused on the interests of shareholders and contributed to enhancing the market capitalization of the Company by about 1.5 trillion yen in the last three years.

Matsushita drove forward various reforms in organization, corporate culture and human resource management. The Company established a new Job Qualification System, the Corporate Diversity Promotion Division and a Skills Evaluation System.

2. Global Excellence Indicators that Matsushita aims to achieve

Matsushita aims for a global excellent company by achieving the following goals:

•	Sales of 10 trillion yen or more, 60% or more in overseas sales

•	Operating profit ratio of 10% or more and return on equity (ROE) of 10% or more

•	Global top share products sales ratio of 30% or more

In addition, it is imperative for the Company to gain a top reputation in terms of corporate social responsibility (CSR) and trusted brand.

3. The GP3 Plan

The new mid-term business plan sets forth milestones and strategies for the Company to enter into its next phase for growth. The plan will guide and challenge the Company so that it becomes the global excellent company that the Matsushita Group aims to be. The three-year business plan to be completed by March 2010 is called the GP3 plan. GP3 stands for (1) Global Progress, evolving through global sales expansion, (2) Global Profit, enhancing profitability worldwide, (3) Global Panasonic, building globally trusted brand.

A. Goals of the GP3 plan

Matsushita aims for 10 trillion yen sales and ROE of 10% for fiscal 2010 ending March 31, 2010.

Sales and ROE are two indicators in the GP3 plan to measure the Company’s steady growth with profitability. The former indicates growth, and the latter profitability on stockholders’ equity.

B. Priority themes of mid-term growth strategies

(1) Double-digit growth in overseas sales

To aim for double-digit growth in overseas sales of consumer products and to significantly boost consolidated overseas sales, the Company will focus on three points: 1) marketing tailored to regional characteristics; 2) improving product competitiveness through collaboration between sales and production divisions; and 3) strengthening its brands based on product competitiveness.

1) Marketing tailored to regional characteristics

North American and European markets: Matsushita aims to achieve a sales increase of 310 billion yen in the three fiscal years. To realize the goal, the Company will continue to focus on the flat-panel TV business as a basis to significantly boost the sales of digital audiovisual (AV) products. It will strengthen its ties with influential local mass retailers and expand its “XCS (Extreme Customer Satisfaction) Program” implemented in North America. For the Eastern European market, Matsushita will reinforce its marketing structure to increase sales.

China and other Asian countries: A sales increase of 340 billion yen is targeted in the next three fiscal years. Matsushita will actively promote its flat-panel TVs and digital cameras. The region is considered an important market for the white goods and beauty and health-related home appliances.

Emerging markets: Matsushita aims to increase sales of consumer products by 200 billion yen in the next three fiscal years, focusing on priority countries such as BRICs and Vietnam. In Russia, management resources will be concentrated on flat-panel TVs and digital cameras. In Brazil, the Company plans to expand sales of digital AV products with expansion of local production. In India, the Company will mainly focus on flat-panel TVs and air conditioners. In Vietnam, Matsushita will promote marketing tailored to regional characteristics, focused on six major cities.

2) Improving product competitiveness through collaboration between sales and production divisions

To expand its business in the Chinese market, Matsushita will introduce V-products focusing on the daily lives with locally created added value in fiscal 2008. The Company will promote collaboration between sales and production divisions to further reinforce its competitive edge on a global scale.

3) Strengthening brands based on product competitiveness

Matsushita will implement the Global Plasma Caravan, carrying its plasma TVs to 175 major cities in accumulated total in the Americas, Europe and China for the next three fiscal years. The Global Plasma Caravan will provide opportunities for the people to directly experience the high picture quality of plasma TVs.

(2) Four strategic businesses

Matsushita has selected four strategic businesses for its sales growth: digital AV business, automotive electronics business, businesses providing comfortable living, and semiconductors and other devices businesses.

1) Digital AV business

Matsushita considers five product categories as driving force for growth including flat panel TVs, such as plasma TVs and LCD TVs, digital cameras, Blu-ray Disc recorders/drives and high-definition (HD) digital camcorders. The Company plans to increase sales, mainly overseas, by 700 billion yen in the next three fiscal years. The Company has the following targets of global market share of each product category for fiscal 2010:

Flat-panel TVs – target of 25% in the 37-inch or larger: Matsushita will enhance the basic performance of its TVs and expand its plasma TVs of 1080p HD lineups with a 42-inch 1080p HD model scheduled to be launched this spring. The Company will also realize an outstanding cost-competitiveness by utilizing its unrivaled efficiency in investment and production.

Digital cameras – target of 15%: Matsushita will enhance its lineups including single-lens reflex models (SLR). It will also strengthen in-house manufacturing of relevant key devices.

HD camcorders – target of 40%: Matsushita will utilize the strength of SD Card camcorders at its core with their light-weight, compactness, sturdiness and excellent picture quality.

Blu-ray Disc recorders/drives – target of 35% or more: Matsushita will reinforce its advanced technologies, including H.264 video compression technology, as well as enhancing cost-competitiveness.

2) Automotive electronics business

Matsushita will launch a Group-wide project targeting in excess of 1 trillion yen sales in this area in fiscal 2011. Under the GP3 plan, the Company aims to achieve sales of 950 billion yen in fiscal 2010. With a vision of contributing to the creation of a car society filled with dreams, peace of mind and inspiration, the Company will focus on three areas including comfortable car interior space, environment, and safety and peace of mind.

3) Businesses providing comfortable living

Matsushita plans to achieve sales of 3 trillion yen in this area in fiscal 2010. The Company will establish a project providing comfortable living to implement group-wide strategies by further promoting collaboration with MEW. By maximizing the strength of its products and the synergies created by the combination of these products, Matsushita will offer total solutions for homes and buildings.

4) Semiconductors and other devices businesses

In the next three fiscal years, Matsushita aims to increase sales of 240 billion yen with 120 billion yen in semiconductors business and 120 billion yen in other devices businesses.

The Company will strengthen outside sales of devices by expanding its global customer base and further enhancing its capacity in proposing solutions. For the entire device business, Matsushita aims to increase the percentage of globally leading devices to 50%.

(3) Continuous selection and concentration

Matsushita plans to make a capital investment of 1.5 trillion yen and an R&D investment of 1.8 trillion yen over the next three fiscal years. The investments will be focused on the growing businesses such as flat-panel TVs, the advanced priority themes, and the key devices such as semiconductors.

The Company plans to build the fifth PDP plant in Japan, boasting the world’s largest production capacity, with a total investment of 280 billion yen. The plant will have a monthly output capacity of 1 million units (calculated based on 42-inch panels) and is scheduled to commence production in 2009. (See the press release “Panasonic and Toray to Build the World’s Largest Plasma TV Plant with a Capacity of One Million Units per Month” announced today.)

Toward realization of a manufacturing-oriented company

Manufacturing relates to an entire process of integrated flow from development through marketing and services.

The concept of a manufacturing-oriented company is to combine this process of manufacturing and all activities of the staff that support the process, toward the launch of products to contribute to the creation of customer value.

Manufacturing Innovation Division (planned to be established on April 1, 2007)

The new division will consist of four working groups of manufacturing, V-products, global marketing and management, aiming to realize overall optimization for the Company with its products at the core.

Introduction of a new performance evaluation

For the acceleration of “steady growth with profitability,” CCM and free cash flow, the former indicators, will be integrated into CCM, and the sales will be newly added as an indicator of growth. Accordingly, CCM and the sales will be the new indicators of growth.

Aiming at vitalizing the Company

(1) As a public entity

Matsushita’s unwavering management philosophy of contributing to society as a public entity has guided its business activities. The Company considers implementing this management philosophy the essence of CSR, which includes promoting environmental management, enforcement of compliance, and strengthening information security, while enhancing transparency of the business, whereby contributing to the society as a whole.

(2) Nurturing corporate culture with diversity

Matsushita will implement the following measures to nurture a corporate culture where employees respect the personality of each individual and develop abilities through competition for excellence. The Company believes that such a culture will encourage employees to activate their potentials to the fullest extent while they work together toward its growth worldwide:

1)	Further promoting employees based on skills and capabilities, regardless of gender, age or nationality

2)	Encouraging personnel exchanges beyond the border between countries or business domains

3)	Building a structure to promote communication worldwide

4)	Accelerating implementation of Flat & Web, skill evaluation, and e-Work or teleworking system

Elimination of product quality problems

Matsushita has been making every effort to fully recover its trust by solving problems regarding kerosene fan heaters in Japan. The lessons learned from incidents over the past years have renewed its strong commitment to safety and quality. The Company reaffirms that safety and quality always come first.

4. Management slogan for 2007

GP3 Plan – Global Progress, Global Profit, Global Panasonic Rise to the Challenge!

About Matsushita

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated net sales of US$76.02 billion for the year ended March 31, 2006. The Company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the Company and the Panasonic brand, visit the Company’s website at http://panasonic.net/.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented in accordance with generally accepted accounting principles in Japan. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under United States generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are usually included as part of operating profit (loss) in the statement of income.

The targets of new mid-term business plan are based on the current business organization and business segments, and the assumptions of management environment are as follows:

- Economic forecast	Japan: gradual recovery trend U.S.: a slight slowdown but steady Europe: quite favorable Asia: High growth in China and the Asian economy is steady overall
- Raw materials prices (including oil, metals and plastic materials): No significant change

# # #

January 10, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Matsushita Electric Industrial Co., Ltd.	Makoto Mihara (Japan)
Akira Kadota (Japan)	Investor Relations
International PR	(Tel: +81-6-6908-1121)
(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Toray Industries, Inc.
Corporate Communications Section
(Tel: +81-3-3245-5178)

Panasonic and Toray to Build the World’s Largest Plasma TV Plant

with a Capacity of One Million Units per Month

- Commencing operations in May 2009, yielding 10 panels per sheet -

Osaka, Japan (January 10, 2007) — Matsushita Electric Industrial Co., Ltd. (Panasonic [NYSE symbol: MC]), best known for its Panasonic brand, and diversified chemical group Toray Industries, Inc. (Toray), today announced plans to build a new plasma display panel (PDP) manufacturing facility in Japan. It will be the fifth PDP plant of their joint venture, Matsushita PDP Company Ltd. (MPDP), enabling Panasonic to further step up its PDP production capacity, making it by far the largest PDP manufacturer in the world.

To leverage concentration of manufacturing facilities to its advantage, MPDP plans to build the new plant in Amagasaki, Japan near the existing fourth plant. The construction is scheduled to start in November 2007 and the first phase of the production in May 2009.

With an investment of approximately 280 billion yen, the fifth plant will have a monthly production capacity of one million units (calculated based on 42-inch panels) - the largest production capacity of PDP in the world. The investment efficiency of the new plant will be five times or greater than that of MPDP’s first PDP plant. With its overwhelming production capacity and cost competitiveness, Panasonic will lead the world market of large-screen flat-panel displays.

By introducing the latest facilities as well as MPDP’s leading-edge processing technologies and production systems, the new plant will realize as many as ten 42-inch panels, or eight 50-inch panels, from a single sheet of glass, the world’s largest number of panels per sheet in PDP production. MPDP will implement a comprehensive production management scheme to cover all its factories to realize speedier and more flexible supply of the products. With the new plant, MPDP will further strengthen its supply system to meet an ever-increasing demand in the global market.

Panasonic forecasts that with the rapid increase of the demand for flat-panel TVs due to the global digitalization of TV broadcasts, 65% of the 200 million world aggregate demand for TVs will be for flat-panel TVs in 2010. Panasonic also forecasts that the demand for larger-screen TVs will increase rapidly with the expansion of contents with high picture quality and creation of smaller footprint flat-panel TVs, leading to over 30% of the world aggregate demand for TVs occupied by the 37-inch or larger flat-panel TVs in 2010. Further increase of the demand is expected in China and other BRICs countries where infrastructure for digital TV broadcasts will be developed, as well as in the biggest TV markets such as the U.S. and Europe.

The demand for PDPs with extended lifetime, energy-efficiency and high picture quality has also been increasing rapidly for business-use as multipurpose display for business, educational and medical applications as well as for home-use.

As Panasonic anticipates that the world PDP market will grow to 30 million units in 2010 because of the superiority of PDP TVs to other flat-panel TVs in terms of production and cost efficiency as well as picture quality, Panasonic has decided to further expand its production capacity of PDP panels.

By positioning PDPs as one of their core businesses, Panasonic and Toray are committed to running MPDP jointly and making a significant contribution to the progress of the industry of new audiovisual equipment on a global scale.

Profile of New Plant

Name:	Matsushita PDP Company Ltd. Fifth Plant

Location:	Near the existing Amagasaki plant (under consideration)

Investment:	Approximately 280 billion yen (including plant construction and equipment cost)

President:	Ken Morita Senior Vice President, Panasonic AVC Networks Company Executive Officer, Matsushita Electric Industrial Co., Ltd.

Products:	Plasma displays, plasma display modules and related products

Production Capacity:	One million units per month (calculated based on 42-inch panels)

Construction:	Groundbreaking in November 2007

Production:	Planned to commence in May 2009

Employees:	T.B.D.

Floor Space:	Approximately 284,000 square meters

Floors:	Six stories and mid-stairs

About Panasonic

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacturing of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated net sales of US$76.02 billion for the year ended March 31, 2006. The Company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the Company and the Panasonic brand, visit the Company’s website at http://panasonic.net/.

About Toray

Toray, a leading diversified chemicals corporate group, has been technology-focused since its foundation in 1926. The Company’s operations are underpinned by technological expertise in organic synthetic chemistry, polymer science, biotechnology and nanotechnology - Toray’s core technologies. These innovative technologies have yielded “advanced materials” that Toray is now exploiting to provide customers with comprehensive solutions through Fibers and Textiles, Plastics and Chemicals, IT-related Products, Carbon Fiber Composite Materials, Environment and Engineering, Life Science and Other Businesses divisions. In the ended March 31, 2006, Toray had consolidated sales of US$12.1 billion, and over 34,600 employees worldwide. For further information, please check the Company’s website at http://www.toray.com.

# # #

January 18, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, January 18, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the former Japanese Commercial Code, which applies pursuant to Article 81 of “the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law.”

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between December 22, 2006 and January 18, 2007

3.	Aggregate number of shares repurchased: 4,218,000 shares

4.	Aggregate repurchase amount: 9,998,425,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2006:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2) Cumulative total of shares repurchased since the April 28, 2006 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 40,996,000 shares

•	Aggregate repurchase amount: 99,991,870,000 yen

(Reference 2)

The number of shares issued and treasury stock as of September 30, 2006:

•	Total number of shares issued (excluding treasury stock): 2,192,915,563 shares

•	Treasury stock: 260,137,934 shares

# # #

February 1, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 119 yen.)

MATSUSHITA REPORTS THIRD QUARTER NET PROFIT INCREASE

- Full-year Forecast Revised Upward on Strong Third Quarter Results -

Osaka, Japan, February 1, 2007 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the third quarter and the nine months, ended December 31, 2006, of the current fiscal year, ending March 31, 2007 (fiscal 2007).

Consolidated Third-quarter Results

Consolidated group sales for the third quarter increased 2% to 2,436.8 billion yen (U.S.$20.48 billion), from 2,398.4 billion yen in the same three-month period a year ago. Explaining the third quarter results, the company cited sales gains in digital audiovisual (AV) products. Of the consolidated group total, domestic sales increased 3% to 1,214.5 billion yen ($10.21 billion), from 1,181.6 billion yen a year ago. Overseas sales amounted to 1,222.3 billion yen ($10.27 billion), mostly unchanged from 1,216.8 billion yen in the third quarter of fiscal 2006.

During the third quarter, the U.S. economy remained steady with strong consumer spending. The Chinese economy maintained high-growth and the European economy continued a recovery trend. The Japanese economy, despite sluggish consumer spending, continued steady growth with strong export. Thus, the global economic situation was steady overall. However, the future economic conditions still remain uncertain, due primarily to possible adverse effects from weaker housing investment on individual spending in the U.S., and the concerns about a backlash to the current economic boom in China. Meanwhile, in the electronics industry, a severe business environment continued, due primarily to price declines mainly in digital AV products caused by intensified global competition. Under these circumstances, Matsushita is implementing growth strategies and strengthening management structures to ensure steady growth with profitability.

As part of such efforts, the company aggressively launched and promoted a new series of V-products to capture leading market shares and make a significant contribution to overall business results. Aiming to reinforce its management structures, the company has made all-out efforts to reduce raw materials costs and eliminate redundancies throughout the Matsushita Group.

Regarding earnings, operating profit1 for the third quarter was up 5%, to 135.8 billion yen ($1.14 billion), from 129.4 billion yen in the same period a year ago, despite the effects from increased raw materials costs and intensified global price competition. This improvement was due primarily to companywide cost reduction efforts and a weaker yen. Pre-tax income totaled 144.4 billion yen ($1.21 billion), up 15% from 126.1 billion yen in the previous year, due mainly to a decrease in expenses associated with the implementation of early retirement programs. Net income also increased 60% to 78.7 billion yen ($661 million), from 49.3 billion yen in the same quarter of the previous year. The company’s net income per common share was 36.13 yen ($0.30) on a diluted basis, versus 22.29 yen on the same period a year ago.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 15.

Consolidated Nine-month Results

Consolidated group sales for the nine months ended December 31, 2006 increased 3% to 6,826.3 billion yen ($57.36 billion), compared with 6,657.6 billion yen in the same nine-month period a year ago. Explaining the nine-month results, the company cited sales gains in digital AV products, such as flat-panel TVs. Domestic sales amounted to 3,394.6 billion yen ($28.52 billion), up 1% from a year ago, while overseas sales increased 4% to 3,431.7 billion yen ($28.84 billion) from the previous year’s nine months.

For reasons similar to those given for third quarter results, the company’s operating profit for the nine months increased 14% to 343.2 billion yen ($2.88 billion), from 300.5 billion yen in the comparable period a year ago. Pre-tax income for the nine-month period increased 34% to 376.9 billion yen ($3.17 billion), compared with 280.2 billion yen a year ago. In other income (deductions), the company recorded proceeds from tangible fixed assets and gains on the sale of investments, and incurred less expenses associated with the implementation of early retirement programs, compared with the previous year’s nine months. Net income was also up 70% to 193.8 billion yen ($1.63 billion), as compared with 113.7 billion yen in the nine months of the previous year. The company’s net income per common share was 88.44 yen ($0.74) on a diluted basis, versus 51.05 yen on the same period a year ago.

Consolidated Third-quarter Sales Breakdown by Product Category

The company’s third-quarter consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 2% to 1,069.3 billion yen ($8.99 billion), from 1,049.1 billion yen in last year’s third-quarter. Sales of video and audio equipment increased 4% from the previous year’s third-quarter, due mainly to favorable sales in digital AV products such as flat-panel TVs and digital cameras.

In information and communications equipment, despite sales downturns of mobile phones, sales gains were recorded mainly in automotive electronics, thereby the overall sales remained almost unchanged from a year ago.

Home Appliances

Sales of Home Appliances increased 1% to 314.8 billion yen ($2.64 billion), compared with 311.3 billion yen in last year’s third-quarter, due mainly to favorable sales of air conditioners and compressors.

Components and Devices

Sales of Components and Devices were also up 2% to 294.0 billion yen ($2.47 billion), compared with 286.9 billion yen in the same period of the previous year, due mainly to favorable sales in general electronic components.

MEW and PanaHome

Sales of MEW and PanaHome increased 11% to 428.1 billion yen ($3.60 billion), from 387.3 billion yen a year ago. At Matsushita Electric Works, Ltd. (MEW) and its subsidiaries, sales gains were recorded in electrical construction materials and electronic and plastic materials. At PanaHome Corporation, sales of detached housing and rental apartment housing were favorable, contributing to overall increased sales.

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 176.3 billion yen ($1.48 billion), down 17% from 211.8 billion yen in the third-quarter of the previous year. This result was due primarily to sluggish sales of AV equipment.

Other

Sales for Other totaled 154.3 billion yen ($1.30 billion), up 1% from 152.0 billion yen in the same period a year ago.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2007 third quarter amounted to 129.6 billion yen ($1.09 billion). This was attributable to cash inflows from net income and depreciation. Net cash used in investing activities amounted to 180.7 billion yen ($1.52 billion). Capital expenditures for tangible fixed assets were 113.5 billion yen ($0.95 billion), mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDPs) and semiconductors, while time deposits increased 64.9 billion yen ($0.55 billion) from the end of fiscal 2007 first half (September 30, 2006). Net cash used in financing activities was 112.7 billion yen ($0.95 billion). Major factors included the repurchase of the company’s common stock and the payment of cash dividends. All these activities resulted in cash and cash equivalents of 1,265.9 billion yen ($10.64 billion) at the end of December 2006, down 141.8 billion yen from the end of the first fiscal half.

The company’s consolidated total assets as of December 31, 2006 increased by 96.3 billion yen as compared with the end of the first fiscal half, to 8,088.3 billion yen ($67.97 billion). This was due mainly to an increase in trade receivables caused by seasonal factors such as year-end sales and an increase of market value in investments. Stockholders’ equity increased 57.1 billion yen, as compared with the end of the first fiscal half, to 3,913.4 billion yen ($32.89 billion) as of December 31, 2006. This was due primarily to increases in retained earnings and accumulated other comprehensive income as a result of increased market value of available-for-sale securities and a weaker yen, despite an increase in treasury stock on continued repurchases of the company’s own shares.

Outlook for the Full Fiscal Year 2007, ending March 31, 2007

Regarding the outlook for the full fiscal year 2007, considering the current financial results, Matsushita today announced an upward revision of the forecast announced on April 28, 2006. Regarding net sales on a consolidated basis, Matsushita revised its previous forecast of 8,950 billion yen upward to 9,000 billion yen. The reasons given for the upward revision include favorable sales of V-products and a weaker yen, sufficient to offset sales downturns in mobile phones. Operating profit is now expected to remain unchanged, from the previous forecast of 450 billion yen. Despite negative factors such as increasing raw materials costs and ever-intensifying price competition, the rationalization efforts in materials costs and other cost reduction activities could offset those negative effects. Regarding consolidated income before income taxes2, Matsushita has revised its forecast upward from the previously announced 400 billion yen to 430 billion yen, as a result of a decrease in restructuring expenses, as well as gains from the sale of tangible fixed assets and investments. Net income is now expected to increase from the previous forecast of 190 billion yen to 205 billion yen as a result of increased pre-tax income.

[2]	Other income (deductions) affecting the forecast for income before income taxes is expected to amount to a loss of 20 billion yen, including business restructuring charges of 25 billion yen.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended December 31)

	Yen (millions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
Net sales	¥2,436,828	¥2,398,420	102%	$20,478
Cost of sales	(1,717,381)	(1,651,182)		(14,432)
Selling, general and administrative expenses	(583,614)	(617,818)		(4,905)

Operating profit	135,833	129,420	105%	1,141

Other income (deductions):
Interest income	8,662	7,226		73
Dividend income	2,677	1,776		23
Interest expense	(5,089)	(5,635)		(43)
Expenses associated with the implementation of early retirement programs **	(472)	(8,049)		(4)
Other income, net	2,783	1,351		23

Income before income taxes	144,394	126,089	115%	1,213

Provision for income taxes	(56,943)	(54,116)		(479)
Minority interests	(8,852)	(7,071)		(74)
Equity in earnings (losses) of associated companies	74	(15,633)		1

Net income	¥78,673	¥49,269	160%	$661

Net income, basic
per common share	36.13 yen	22.29 yen		$0.30
per ADS	36.13 yen	22.29 yen		$0.30
Net income, diluted
per common share	36.13 yen	22.29 yen		$0.30
per ADS	36.13 yen	22.29 yen		$0.30
(Parentheses indicate expenses, deductions or losses.) * ** See Notes to consolidated financial statements on pages 15-16.

Supplementary Information (Three months ended December 31)

	Yen (millions)			U.S. Dollars (millions)
	2006	2005		2006
Depreciation (tangible assets):	¥69,923	¥68,523		$588
Capital investment ***:	¥117,649	¥98,226		$989
R&D expenditures:	¥139,087	¥138,147		$1,169

Number of employees (Dec. 31)	329,753	330,581

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Nine months ended December 31)

	Yen (millions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
Net sales	¥6,826,322	¥6,657,633	103%	$57,364
Cost of sales	(4,802,430)	(4,608,348)		(40,357)
Selling, general and administrative expenses	(1,680,668)	(1,748,778)		(14,123)

Operating profit	343,224	300,507	114%	2,884

Other income (deductions):
Interest income	20,522	18,369		173
Dividend income	6,827	6,535		57
Interest expense	(15,282)	(15,868)		(128)
Expenses associated with the implementation of early retirement programs **	(4,764)	(28,823)		(40)
Other income (loss), net	26,341	(520)		221

Income before income taxes	376,868	280,200	134%	3,167

Provision for income taxes	(156,616)	(139,544)		(1,316)
Minority interests	(26,784)	(475)		(225)
Equity in earnings (losses) of associated companies	328	(26,505)		3

Net income	¥193,796	¥113,676	170%	$1,629

Net income, basic
per common share	88.44 yen	51.05 yen		$0.74
per ADS	88.44 yen	51.05 yen		$0.74
Net income, diluted
per common share	88.44 yen	51.05 yen		$0.74
per ADS	88.44 yen	51.05 yen		$0.74
(Parentheses indicate expenses, deductions or losses.) * ** See Notes to consolidated financial statements on pages 15-16.

Supplementary Information (Nine months ended December 31)

	Yen (millions)			U.S. Dollars (millions)
	2006	2005		2006
Depreciation (tangible assets):	¥203,786	¥200,862		$1,712
Capital investment ***:	¥323,772	¥257,670		$2,721
R&D expenditures:	¥420,911	¥416,564		$3,537

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

December 31, 2006

With comparative figures for September 30, 2006

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2006	Sept. 30, 2006	Dec. 31, 2006
Assets

Current assets:
Cash and cash equivalents	¥1,265,881	¥1,407,706	$10,638
Time deposits	236,694	171,118	1,989
Short-term investments	75,770	60,859	637
Trade receivables (notes and accounts) and other current assets	1,782,907	1,723,409	14,982
Inventories	1,054,487	1,036,870	8,861

Total current assets	4,415,739	4,399,962	37,107

Investments and advances	1,230,294	1,161,423	10,339
Property, plant and equipment, net of accumulated depreciation	1,662,959	1,645,773	13,974
Other assets	779,350	784,867	6,549

Total assets	¥8,088,342	¥7,992,025	$67,969

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term borrowings	¥301,027	¥315,143	$2,530
Trade receivables (notes and accounts) and other current assets	2,626,862	2,573,907	22,074

Total current liabilities	2,927,889	2,889,050	24,604

Long-term debt	258,350	263,005	2,171
Other long-term liabilities	476,662	481,402	4,006
Minority interests	512,082	502,301	4,303
Common stock	258,740	258,740	2,174
Capital surplus	1,234,364	1,234,342	10,373
Legal reserve	88,347	88,342	742
Retained earnings	2,713,876	2,668,102	22,806
Accumulated other comprehensive income (loss) *	53,062	(9,096)	446
Treasury stock	(435,030)	(384,163)	(3,656)

Total liabilities and stockholders’ equity	¥8,088,342	¥7,992,025	$67,969

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2006	Sept. 30, 2006	Dec. 31, 2006
Cumulative translation adjustments	¥(101,652)	¥(132,308)	$(854)
Unrealized holding gains of available-for-sale securities	170,855	137,838	1,436
Unrealized gains (losses) of derivative instruments	(1,313)	138	(11)
Minimum pension liability adjustments	(14,828)	(14,764)	(125)

**	See Notes to consolidated financial statements on pages 15-16.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended December 31)

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
AVC Networks
Video and audio equipment	¥537.0	¥516.7	104%	$4,513
Information and communications equipment	532.3	532.4	100%	4,473

Subtotal	1,069.3	1,049.1	102%	8,986

Home Appliances	314.8	311.3	101%	2,645

Components and Devices	294.0	286.9	102%	2,471

MEW and PanaHome	428.1	387.3	111%	3,597

JVC	176.3	211.8	83%	1,482

Other	154.3	152.0	101%	1,297

Total	¥2,436.8	¥2,398.4	102%	$20,478

Domestic sales	1,214.5	1,181.6	103%	10,206
Overseas sales	1,222.3	1,216.8	100%	10,272

(Nine months ended December 31)

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
AVC Networks
Video and audio equipment	¥1,337.3	¥1,261.1	106%	$11,238
Information and communications equipment	1,502.2	1,535.4	98%	12,623

Subtotal	2,839.5	2,796.5	102%	23,861

Home Appliances	918.4	889.7	103%	7,718

Components and Devices	852.4	817.9	104%	7,163

MEW and PanaHome	1,240.0	1,139.7	109%	10,420

JVC	497.9	545.5	91%	4,184

Other	478.1	468.3	102%	4,018

Total	¥6,826.3	¥6,657.6	103%	$57,364

Domestic sales	3,394.6	3,355.3	101%	28,526
Overseas sales	3,431.7	3,302.3	104%	28,838

*	See Notes to consolidated financial statements on pages 15-16.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended December 31)

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2006/2005	Yen (billions)	Percentage 2006/2005
	2006		2006
AVC Networks
Video and audio equipment	¥155.2	97%	¥381.8	107%
Information and communications equipment	257.1	106%	275.2	95%

Subtotal	412.3	102%	657.0	102%

Home Appliances	185.3	97%	129.5	108%

Components and Devices	108.9	101%	185.1	104%

MEW and PanaHome	361.2	112%	66.9	105%

JVC	48.8	83%	127.5	83%

Other	98.0	101%	56.3	103%

Total	¥1,214.5	103%	¥1,222.3	100%

(Nine months ended December 31)

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2006/2005	Yen (billions)	Percentage 2006/2005
	2006		2006
AVC Networks
Video and audio equipment	¥374.6	97%	¥962.7	110%
Information and communications equipment	712.5	99%	789.7	97%

Subtotal	1,087.1	98%	1,752.4	104%

Home Appliances	524.3	99%	394.1	109%

Components and Devices	302.2	99%	550.2	108%

MEW and PanaHome	1,045.9	108%	194.1	113%

JVC	139.8	89%	358.1	92%

Other	295.3	103%	182.8	100%

Total	¥3,394.6	101%	¥3,431.7	104%

*	See Notes to consolidated financial statements on pages 15-16.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended December 31)

By Business Segment:

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
[Sales]

AVC Networks	¥1,145.1	¥1,125.5	102%	$9,623
Home Appliances	337.5	329.5	102%	2,836
Components and Devices	360.9	356.8	101%	3,033
MEW and PanaHome	467.0	435.1	107%	3,924
JVC	177.8	214.1	83%	1,494
Other	350.9	322.7	109%	2,949

Subtotal	2,839.2	2,783.7	102%	23,859
Eliminations	(402.4)	(385.3)	—	(3,381)

Consolidated total	¥2,436.8	¥2,398.4	102%	$20,478

[Segment Profit] **

AVC Networks	¥71.0	¥58.1	122%	$597
Home Appliances	18.9	24.4	78%	159
Components and Devices	25.6	26.0	98%	215
MEW and PanaHome	24.9	23.1	108%	209
JVC	0.5	1.3	36%	4
Other	12.1	13.5	90%	102

Subtotal	153.0	146.4	104%	1,286
Corporate and eliminations	(17.2)	(17.0)	—	(145)

Consolidated total	¥135.8	¥129.4	105%	$1,141

(Nine months ended December 31)

By Business Segment:

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
[Sales]

AVC Networks	¥3,053.8	¥3,007.3	102%	$25,662
Home Appliances	974.7	933.2	104%	8,191
Components and Devices	1,046.2	1,037.6	101%	8,792
MEW and PanaHome	1,358.2	1,272.4	107%	11,413
JVC	504.9	550.4	92%	4,243
Other	1,102.0	941.6	117%	9,260

Subtotal	8,039.8	7,742.5	104%	67,561
Eliminations	(1,213.5)	(1,084.9)	—	(10,197)

Consolidated total	¥6,826.3	¥6,657.6	103%	$57,364

[Segment Profit] **

AVC Networks	¥172.5	¥142.9	121%	$1,450
Home Appliances	59.2	63.9	93%	497
Components and Devices	76.2	59.7	128%	640
MEW and PanaHome	57.4	51.6	111%	482
JVC	(0.5)	(2.7)	—	(4)
Other	44.0	42.2	104%	370

Subtotal	408.8	357.6	114%	3,435
Corporate and eliminations	(65.6)	(57.1)	—	(551)

Consolidated total	¥343.2	¥300.5	114%	$2,884

* ** See Notes to consolidated financial statements on pages 15-16.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Three months ended December 31)

	Yen (millions)		U.S. Dollars (millions)
	2006	2005	2006
Cash flows from operating activities:
Net income	¥78,673	¥49,269	$661
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78,231	76,981	658
Net (gain) loss on sale of investments	(5,719)	(2,848)	(48)
Minority interests	8,852	7,071	74
(Increase) decrease in trade receivables	(33,191)	(48,682)	(279)
(Increase) decrease in inventories	(589)	40,298	(5)
Increase (decrease) in trade payables	(2,196)	(19,188)	(18)
Increase (decrease) in retirement and severance benefits	(21,663)	(19,193)	(182)
Other	27,159	70,622	228

Net cash provided by operating activities	¥129,557	¥154,330	$1,089

Cash flows from investing activities:
(Increase) decrease in short-term investments	—	(27,977)	—
Proceeds from disposition of investments and advances	27,623	10,467	232
Increase in investments and advances	(55,422)	(60,039)	(466)
Capital expenditures	(113,520)	(94,031)	(954)
Proceeds from sale of fixed assets	32,320	55,368	272
(Increase) decrease in time deposits	(64,920)	(7,350)	(545)
Other	(6,733)	(11,924)	(57)

Net cash used in investing activities	¥(180,652)	¥(135,486)	$(1,518)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(14,822)	19,793	(125)
Increase (decrease) in deposits and advances from employees	(117)	3,556	(1)
Increase (decrease) in long-term debt	(9,550)	(69,976)	(80)
Dividends paid	(32,894)	(22,168)	(276)
Dividends paid to minority interests	(4,507)	(4,081)	(38)
(Increase) decrease in treasury stock	(50,845)	(14,055)	(427)
Other	—	400	—

Net cash used in financing activities	¥(112,735)	¥(86,531)	$(947)

Effect of exchange rate changes on cash and cash equivalents	22,005	25,482	185

Net increase (decrease) in cash and cash equivalents	(141,825)	(42,205)	(1,191)
Cash and cash equivalents at beginning of period	1,407,706	1,455,714	11,829

Cash and cash equivalents at end of period	¥1,265,881	¥1,413,509	$10,638

*	See Notes to consolidated financial statements on pages 15-16.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Nine months ended December 31)

	Yen (millions)		U.S. Dollars (millions)
	2006	2005	2006
Cash flows from operating activities:
Net income	¥193,796	¥113,676	$1,629
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	230,379	227,505	1,936
Net (gain) loss on sale of investments	(36,838)	(21,902)	(309)
Minority interests	26,784	475	225
(Increase) decrease in trade receivables	(3,062)	(54,947)	(26)
(Increase) decrease in inventories	(105,742)	(54,627)	(888)
Increase (decrease) in trade payables	(21,510)	57,728	(181)
Increase (decrease) in retirement and severance benefits	(80,756)	(54,380)	(679)
Other	124,157	131,014	1,043

Net cash provided by operating activities	¥327,208	¥344,542	$2,750

Cash flows from investing activities:
(Increase) decrease in short-term investments	26,540	(20,636)	223
Proceeds from disposition of investments and advances	84,440	384,403	710
Increase in investments and advances	(222,445)	(186,058)	(1,869)
Capital expenditures	(320,423)	(290,503)	(2,693)
Proceeds from sale of fixed assets	132,610	145,749	1,114
(Increase) decrease in time deposits	(235,037)	74,476	(1,975)
Proceeds from sale of shares of subsidiaries	40,548	62,948	341
Other	(29,952)	(31,484)	(252)

Net cash provided by (used in) investing activities	¥(523,719)	¥138,895	$(4,401)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(25,799)	47,114	(217)
Increase (decrease) in deposits and advances from employees	(13,624)	76	(114)
Increase (decrease) in long-term debt	(39,951)	(187,521)	(336)
Dividends paid	(54,989)	(39,106)	(462)
Dividends paid to minority interests	(13,919)	(13,719)	(117)
(Increase) decrease in treasury stock	(92,250)	(86,181)	(775)
Other	—	5,125	—

Net cash used in financing activities	¥(240,532)	¥(274,212)	$(2,021)

Effect of exchange rate changes on cash and cash equivalents	35,528	34,528	298

Net increase (decrease) in cash and cash equivalents	(401,515)	243,753	(3,374)
Cash and cash equivalents at beginning of period	1,667,396	1,169,756	14,012

Cash and cash equivalents at end of period	¥1,265,881	¥1,413,509	$10,638

*	See Notes to consolidated financial statements on pages 15-16.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3.	On April 1, 2005, Matsushita sold approximately 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) for cash proceeds of 27,756 million yen, and recorded a gain of 10,313 million yen, pursuant to a basic agreement regarding the equity ownership of MLC concluded between the company and STB. As a result of the sale, Matsushita now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of Matsushita as of April 1, 2005.

4.	Comprehensive income was reported as a gain of 140,831 million yen ($1,183 million) for the third quarter ended December 31, 2006, and a gain of 169,527 million yen for the third quarter ended December 31, 2005. Comprehensive income was a gain of 272,977 million yen ($2,294 million) for the nine months ended December 31, 2006, and a gain of 340,456 million yen for the nine months a year ago. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

5.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

7.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

8.	Number of consolidated companies: 629

9.	Number of companies reflected by the equity method: 72

10.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 119 yen, the approximate rate on the Tokyo Foreign Exchange Market on December 29, 2006.

11.	Each American Depositary Share (ADS) represents 1 share of common stock.

Details of Product Categories

AVC Networks

Plasma, LCD and CRT TVs, DVD recorders/players, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, medical equipment, etc.

Components and Devices

Semiconductors, general components (capacitors, modules, circuit boards, power supply and inductive products, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior furnishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

JVC

LCD, rear projection, CRT TVs, VCRs, camcorders, DVD recorders/players, CD/DVD/MD audio systems and other audio equipment, car AV equipment, business-use AV systems, motors and other components for precision equipment, recordable media, AV software for DVD, CD and video tapes, AV furniture, etc.

Other

Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

# # #

February 1, 2007

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2007

Third Quarter, ended December 31, 2006

1. Sales breakdown for Fiscal 2007 Third Quarter, ended December 31, 2006

Third Quarter <Oct. to Dec. 2006>	yen (billions)
By Product Category	Total	07/06	Local currency basis 07/06	Domestic	07/06	Overseas	07/06	Local currency basis 07/06
Video and audio equipment	537.0	104%	101%	155.2	97%	381.8	107%	103%
Information and communications equipment	532.3	100%	99%	257.1	106%	275.2	95%	92%

AVC Networks	1,069.3	102%	100%	412.3	102%	657.0	102%	98%
Home Appliances	314.8	101%	100%	185.3	97%	129.5	108%	104%
Components and Devices	294.0	102%	101%	108.9	101%	185.1	104%	100%
MEW and PanaHome	428.1	111%	110%	361.2	112%	66.9	105%	101%
JVC	176.3	83%	80%	48.8	83%	127.5	83%	79%
Other	154.3	101%	101%	98.0	101%	56.3	103%	101%

Total	2,436.8	102%	100%	1,214.5	103%	1,222.3	100%	97%

Nine Months <Apr. to Dec. 2006>	yen (billions)
By Product Category	Total	07/06	Local currency basis 07/06	Domestic	07/06	Overseas	07/06	Local currency basis 07/06
Video and audio equipment	1,337.3	106%	102%	374.6	97%	962.7	110%	104%
Information and communications equipment	1,502.2	98%	95%	712.5	99%	789.7	97%	93%

AVC Networks	2,839.5	102%	98%	1,087.1	98%	1,752.4	104%	99%
Home Appliances	918.4	103%	101%	524.3	99%	394.1	109%	103%
Components and Devices	852.4	104%	101%	302.2	99%	550.2	108%	103%
MEW and PanaHome	1,240.0	109%	108%	1,045.9	108%	194.1	113%	107%
JVC	497.9	91%	87%	139.8	89%	358.1	92%	86%
Other	478.1	102%	101%	295.3	103%	182.8	100%	96%

Total	6,826.3	103%	100%	3,394.6	101%	3,431.7	104%	99%

	yen (billions)
	Fiscal 2007 Third Quarter			Fiscal 2007 Nine Months
Overseas Sales by Region	Results	07/06	Local currency basis 07/06	Results	07/06	Local currency basis 07/06
North and South America	390.4	94%	94%	1,087.3	99%	95%
Europe	356.1	108%	100%	922.3	110%	103%
Asia	270.6	92%	87%	815.2	97%	92%
China	205.2	116%	114%	606.9	116%	111%

Total	1,222.3	100%	97%	3,431.7	104%	99%

2. Segment Information

<Consolidated>

	yen (billions)
	Fiscal 2007 Third Quarter Results					Fiscal 2007 Nine Months Results
	Sales	07/06	Segment profit	% of sales	07/06	Sales	07/06	Segment profit	% of sales	07/06
AVC Networks	1,145.1	102%	71.0	6.2%	122%	3,053.8	102%	172.5	5.6%	121%
Home Appliances	337.5	102%	18.9	5.6%	78%	974.7	104%	59.2	6.1%	93%
Components and Devices	360.9	101%	25.6	7.1%	98%	1,046.2	101%	76.2	7.3%	128%
MEW and PanaHome	467.0	107%	24.9	5.3%	108%	1,358.2	107%	57.4	4.2%	111%
JVC	177.8	83%	0.5	0.3%	36%	504.9	92%	-0.5	-0.1%	—
Other	350.9	109%	12.1	3.5%	90%	1,102.0	117%	44.0	4.0%	104%

Total	2,839.2	102%	153.0	5.4%	104%	8,039.8	104%	408.8	5.1%	114%

Corporate and eliminations	-402.4	—	-17.2	—	—	-1,213.5	—	-65.6	—	—

Consolidated total	2,436.8	102%	135.8	5.6%	105%	6,826.3	103%	343.2	5.0%	114%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

3. Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>

	yen (billions)
	Fiscal 2007 Third Quarter		Fiscal 2007 Nine Months
	Results	07-06	Results	07-06
AVC Networks	51.5	-3.6	131.1	+36.8
Home Appliances	12.0	+2.0	32.7	+5.6
* Components and Devices	39.2	+17.0	99.7	+11.9
MEW and PanaHome	10.2	+2.4	30.6	+3.6
JVC	2.8	+0.8	9.0	-1.5
Other	1.9	+0.8	20.7	+9.7

Total	117.6	+19.4	323.8	+66.1

* semiconductors only	24.5	+10.5	54.5	-4.5
** These figures are calculated on an accrual basis.

Depreciation (Tangible Assets)

<Consolidated>

yen (billions)
Fiscal 2007 Third Quarter		Fiscal 2007 Nine Months
Results	07-06	Results	07-06
69.9	+1.4	203.8	+2.9

R&D Expenditures

<Consolidated>

yen (billions)
Fiscal 2007 Third Quarter		Fiscal 2007 Nine Months
Results	07-06	Results	07-06
139.1	+0.9	420.9	+4.3

4. Foreign Currency Exchange

<Export Rates>	Fiscal 2006			Fiscal 2007
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months
U.S.Dollars	¥111	¥108	¥109	¥115	¥114
Euro	¥135	¥135	¥135	¥148	¥144

<Rates Used for Consolidation>	Fiscal 2006			Fiscal 2007
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months
U.S.Dollars	¥117	¥112	¥113	¥118	¥116
Euro	¥139	¥137	¥138	¥152	¥148

<Foreign Currency Transaction> *	(billions)
	Fiscal 2006			Fiscal 2007
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months
U.S.Dollars	US$0.7	US$2.4	US$3.7	US$0.8	US$2.5
Euro	€0.3	€0.9	€1.3	€0.6	€1.4

*	These figures are based on the net foreign exchange exposure of the company.

5. Number of Employees

<Consolidated>

	(persons)
	end of Dec. 2005	end of Mar. 2006	end of Sep. 2006	end of Dec. 2006
Domestic	145,024	144,871	144,427	145,038
Overseas	185,557	189,531	187,130	184,715

Total	330,581	334,402	331,557	329,753

6. Other Information

	(shares)
Issued Shares as of December 31, 2006	(a)	2,453,053,497
Treasury Stock as of December 31, 2006	(b)	281,198,470
Outstanding Shares (excluding treasury stock) as of December 31, 2006	(a)-(b)	2,171,855,027

	Fiscal 2006			Fiscal 2007
	Third Quarter	Nine Months	Annual Results	Third Quarter	Nine Months
Net income per common share, basic	¥22.29	¥51.05	¥69.48	¥36.13	¥88.44
Net income per common share, diluted	¥22.29	¥51.05	¥69.48	¥36.13	¥88.44
Stockholders’ equity per common share at the end of each period	¥1,702.46	—	¥1,714.22	¥1,801.85	—

7. Annual Forecast for Fiscal 2007, ending March 31, 2007

<Consolidated>

	yen (billions)
	Fiscal 2006 Results		Fiscal 2007 Forecast (a) (as of Apr. 28, 2006)		Fiscal 2007 Forecast (b) (as of Feb. 1, 2007)
		06/05		07/06			07/06	(b)-(a)
Sales	8,894.3	102%	8,950.0	101%	9,000.0		101%	+50.0
Operating profit * (% of Sales)	414.3 (4.7%)	134%	450.0 (5.0%)	109%	450.0 (5.0%)	**	109%	0.0
Income before income taxes (% of Sales)	371.3 (4.2%)	150%	400.0 (4.5%)	108%	430.0 (4.8%)	**	116%	+30.0
Net income (% of Sales)	154.4 (1.7%)	264%	190.0 (2.1%)	123%	205.0 (2.3%)		133%	+15.0

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies.
**	Factors affecting the forecast for other income (deductions) of 20.0 billion yen (the difference between operating profit and income before income taxes) include business restructuring charges of 25.0 billion yen.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales.

As such, amounts herein do not correspond to those in Segment information.

<Consolidated>	yen (billions)
	Fiscal 2007 Third Quarter		Fiscal 2007 Nine Months
Products	Sales	07/06	Sales	07/06
AVC Networks
VCRs	31.6	80%	97.1	75%
Digital cameras	60.9	145%	156.1	160%
TVs	300.6	108%	743.4	111%
Plasma TVs only	186.7	126%	444.1	134%
LCD TVs only	73.1	121%	174.5	128%
DVD recorders	45.6	100%	94.3	99%
Audio equipment	49.9	73%	124.8	78%
Information equipment	356.3	109%	1,009.2	107%
Communications equipment	176.0	86%	493.0	83%
Mobile communications equipment only	76.7	74%	210.9	69%
Home Appliances
Air conditioners	43.5	114%	186.7	106%
Refrigerators	23.0	101%	80.5	102%
Components and Devices
General components	106.6	111%	308.0	113%
Semiconductors *	109.6	93%	334.3	96%
Batteries	85.2	101%	231.1	103%
Other
FA equipment	39.3	90%	145.1	106%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2007 is 446.0 billion yen, down 3% from fiscal 2006.

<Attachment 2>

Financial data for the primary domain companies

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2007 Third Quarter Results	yen (billions)
	Sales		Domain company profit
		07/06		07/06	% of sales
Panasonic AVC Networks Company	542.6	120%	35.8	156%	6.6%
Panasonic Communications Co., Ltd.	117.0	95%	4.1	67%	3.5%
Panasonic Mobile Communications Co., Ltd.	99.6	76%	0.1	—	0.1%
Panasonic Electronic Devices Co., Ltd.	125.1	106%	10.4	132%	8.3%

Fiscal 2007 Nine Months Results	yen (billions)
	Sales		Domain company profit
		07/06		07/06	% of sales
Panasonic AVC Networks Company	1,437.0	122%	77.8	153%	5.4%
Panasonic Communications Co., Ltd.	352.9	96%	15.5	98%	4.4%
Panasonic Mobile Communications Co., Ltd.	279.2	74%	0.8	—	0.3%
Panasonic Electronic Devices Co., Ltd.	365.7	106%	28.6	144%	7.8%

Notes:

1.	The above information for Panasonic AVC Networks Company and Panasonic Electronic Devices Co., Ltd. does not include sales and profit of domestic and overseas sales divisions.
2.	The above information for Panasonic Communications Co., Ltd. and Panasonic Mobile Communications Co., Ltd.

does not include sales and profit of certain overseas sales divisions.

<Capital Investment>*

Fiscal 2007 Third Quarter Results	yen (billions)
	Capital investment
		07-06
Panasonic AVC Networks Company	27.0	-20.8
Panasonic Communications Co., Ltd.	2.0	-0.1
Panasonic Mobile Communications Co., Ltd.	1.1	0.0
Panasonic Electronic Devices Co., Ltd.	10.7	+5.7

Fiscal 2007 Nine Months Results	yen (billions)
	Capital investment
		07-06
Panasonic AVC Networks Company	90.1	+22.3
Panasonic Communications Co., Ltd.	7.5	+0.6
Panasonic Mobile Communications Co., Ltd.	3.9	+0.6
Panasonic Electronic Devices Co., Ltd.	28.7	+11.3

*	These figures are calculated on an accrual basis.

<Attachment 3> Reference

Segment information for fiscal 2006 through fiscal 2007

<Consolidated>

Fiscal 2007 Results

Sales	yen (billions)
	First Half
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06
AVC Networks	945.0	103%	963.7	100%	1,908.7	101%	1,145.1	102%
Home Appliances	326.1	101%	311.0	111%	637.1	106%	337.5	102%
Components and Devices	335.4	100%	349.9	101%	685.3	101%	360.9	101%
MEW and PanaHome	408.7	106%	482.5	107%	891.2	106%	467.0	107%
JVC	154.5	102%	172.7	93%	327.2	97%	177.8	83%
Other	359.4	124%	391.7	119%	751.1	121%	350.9	109%

Total	2,529.1	106%	2,671.5	104%	5,200.6	105%	2,839.2	102%

Corporate and eliminations	-392.2	—	-418.9	—	-811.1	—	-402.4	—

Consolidated total	2,136.9	104%	2,252.6	102%	4,389.5	103%	2,436.8	102%

Segment profit	yen (billions)
	First Half						Third Quarter	07/06
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06
AVC Networks	35.0	123%	66.5	118%	101.5	120%	71.0	122%
Home Appliances	20.4	110%	19.9	95%	40.3	102%	18.9	78%
Components and Devices	13.8	236%	36.8	132%	50.6	150%	25.6	98%
MEW and PanaHome	6.4	146%	26.1	108%	32.5	114%	24.9	108%
JVC	-2.9	—	1.9	—	-1.0	—	0.5	36%
Other	13.7	149%	18.2	93%	31.9	111%	12.1	90%

Total	86.4	136%	169.4	115%	255.8	121%	153.0	104%

Corporate and eliminations	-21.3	—	-27.1	—	-48.4	—	-17.2	—

Consolidated total	65.1	141%	142.3	114%	207.4	121%	135.8	105%

Fiscal 2006 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	913.4	101%	968.4	99%	1,881.8	100%	1,125.5	108%	978.8	105%	2,104.3	107%	3,986.1	103%
Home Appliances	323.2	100%	280.5	98%	603.7	99%	329.5	103%	308.0	103%	637.5	103%	1,241.2	101%
Components and Devices	333.8	83%	347.0	89%	680.8	86%	356.8	100%	330.7	103%	687.5	102%	1,368.3	93%
MEW and PanaHome	384.8	102%	452.6	107%	837.4	105%	435.1	103%	474.7	102%	909.8	103%	1,747.2	104%
JVC	151.5	86%	184.8	100%	336.3	93%	214.1	100%	152.7	98%	366.8	99%	703.1	96%
Other	289.7	115%	329.1	115%	618.8	115%	322.7	129%	373.8	158%	696.5	143%	1,315.3	128%

Total	2,396.4	99%	2,562.4	101%	4,958.8	100%	2,783.7	107%	2,618.7	109%	5,402.4	108%	10,361.2	104%

Corporate and eliminations	-348.2	—	-351.4	—	-699.6	—	-385.3	—	-382.0	—	-767.3	—	-1,466.9	—

Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%	2,398.4	104%	2,236.7	107%	4,635.1	105%	8,894.3	102%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	28.4	165%	56.4	110%	84.8	124%	58.1	226%	48.0	144%	106.1	180%	190.9	150%
Home Appliances	18.6	104%	20.9	111%	39.5	107%	24.4	113%	13.3	81%	37.7	99%	77.2	103%
Components and Devices	5.9	37%	27.8	117%	33.7	85%	26.0	287%	21.4	233%	47.4	259%	81.1	140%
MEW and PanaHome	4.4	90%	24.1	116%	28.5	111%	23.1	114%	21.1	101%	44.2	108%	72.7	109%
JVC	-2.9	—	-1.1	—	-4.0	—	1.3	19%	-3.1	—	-1.8	—	-5.8	—
Other	9.2	115%	19.5	241%	28.7	178%	13.5	152%	20.0	150%	33.5	151%	62.2	162%

Total	63.6	96%	147.6	119%	211.2	111%	146.4	158%	120.7	132%	267.1	145%	478.3	128%

Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—	-17.0	—	-6.9	—	-23.9	—	-64.0	—

Consolidated total	46.0	106%	125.1	111%	171.1	109%	129.4	147%	113.8	178%	243.2	160%	414.3	134%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 sales results for those product categories.

<Attachment 4> Reference

Segment information for fiscal 2005

<Consolidated>

Fiscal 2005 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	903.9	104%	979.7	103%	1,883.6	103%	1,041.0	97%	934.2	99%	1,975.2	98%	3,858.8	100%
Home Appliances	323.1	110%	287.2	93%	610.3	101%	320.2	102%	299.3	98%	619.5	100%	1,229.8	101%
Components and Devices	403.2	100%	389.2	92%	792.4	96%	356.3	82%	320.3	80%	676.6	81%	1,469.0	89%
MEW and PanaHome	377.5	—	421.2	—	798.7	—	422.4	—	465.1	—	887.5	—	1,686.2	—
JVC	175.9	90%	184.4	86%	360.3	88%	213.4	91%	156.5	89%	369.9	90%	730.2	89%
Other	252.1	112%	287.2	115%	539.3	113%	250.5	105%	237.3	101%	487.8	103%	1,027.1	108%

Total	2,435.7	122%	2,548.9	119%	4,984.6	120%	2,603.8	114%	2,412.7	117%	5,016.5	115%	10,001.1	118%

Corporate and eliminations	-333.7	—	-332.3	—	-666.0	—	-307.3	—	-314.2	—	-621.5	—	-1,287.5	—

Consolidated total	2,102.0	119%	2,216.6	118%	4,318.6	119%	2,296.5	113%	2,098.5	116%	4,395.0	114%	8,713.6	116%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	17.2	107%	51.1	121%	68.3	117%	25.7	77%	33.4	90%	59.1	83%	127.4	99%
Home Appliances	17.9	263%	18.9	155%	36.8	194%	21.6	108%	16.4	120%	38.0	113%	74.8	142%
Components and Devices	15.7	368%	23.8	111%	39.5	153%	9.1	67%	9.2	85%	18.3	75%	57.8	115%
MEW and PanaHome	4.9	—	20.7	—	25.6	—	20.3	—	20.8	—	41.1	—	66.7	—
JVC	2.7	132%	1.9	23%	4.6	46%	7.2	72%	-1.9	—	5.3	36%	9.9	40%
Other	8.0	331%	8.1	172%	16.1	225%	8.9	208%	13.3	403%	22.2	292%	38.3	261%

Total	66.4	210%	124.5	140%	190.9	159%	92.8	114%	91.2	131%	184.0	122%	374.9	138%

Corporate and eliminations	-22.9	—	-11.7	—	-34.6	—	-4.5	—	-27.3	—	-31.8	—	-66.4	—

Consolidated total	43.5	217%	112.8	189%	156.3	196%	88.3	124%	63.9	142%	152.2	131%	308.5	158%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, fiscal 2005 sales breakdown and segment information for the Home Appliances and MEW and PanaHome segments have been reclassified.

February 1, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita to Execute Own Share Repurchase

Osaka, Japan, February 1, 2007 — Matsushita Electric Industrial Co., Ltd. [NYSE symbol: MC], best known for its Panasonic brand, announced that its Board of Directors today resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

1.	Reason for Share Repurchase

This resolution is a part of continuing efforts to enhance shareholder value per share and profitability of capital.

2.	Details of Share Repurchase

1)	Class of shares: Common stock

2)	Aggregate number of repurchasable shares: Up to 25 million shares (1.0 % of the total number of shares issued)

3)	Aggregate repurchase amount: Up to 50 billion yen

4)	Period of repurchase: From February 2, 2007 to March 30, 2007

(Reference)

Total number of shares issued and treasury stock as of December 31, 2006:

•	Total number of shares issued (excluding treasury stock): 2,171,855,027 shares

•	Treasury stock: 281,198,470 shares

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